BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-53412)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Executive Drive, Suite 1
(No. and Street)

Edgewood	NY	11717-8382
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax — (631) 257-4899
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to Broadridge Business Process Outsourcing, LLC, (the "Company") (an indirect subsidiary of Broadridge Financial Solutions, Inc.) as of June 30, 2020 is true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax October 1, 2021

Signature Date

Chief Financial Officer, Vice President and Treasurer

Title

10/01/2021

Notary Public

AMANDA L HASSEL
Notary Public - State of New York
NO. 01HA6349704
Qualified in Nassau County
My Commission Expires Oct 24, 2024

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):			Page
(x)		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition.	2
(x)		Notes to Financial Statement.	3–11

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: 212-436-2000
Fax: 212-653-5072
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Broadridge Business Process Outsourcing, LLC and Senior Management of Broadridge Financial Solutions, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 6, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

August 10, 2020

We have served as the Company's auditor since 2012.

Broadridge Business Process Outsourcing, LLC

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2020
(Dollars in thousands)

ASSETS		
Cash	$	30,782
Cash segregated under federal regulations		1,238
Accounts receivable		53,018
Receivable from affiliates, net (Note 6)		3,298
Other assets (Note 4)		24,535
TOTAL ASSETS	$	112,871
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses and other liabilities (Note 5)	$	4,933
Payable to foreign affiliate (Note 6)		114
Payable to affiliate (Note 6)		38
Administrative fees payable to an affiliate (Note 6)		39,460
Contract liabilities		11,134
TOTAL LIABILITIES		55,679
COMMITMENTS AND CONTINGENCIES (Note 7)		
MEMBER'S EQUITY		57,192
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	112,871

See notes to financial statement.

1. Organization and Business Activities

Broadridge Business Process Outsourcing, LLC (the "Company") was formed on April 6, 2001 as a Delaware Limited Liability Company and is wholly-owned by BPO Holding LLC (the "Parent"). Broadridge Securities Processing Solutions, LLC ("BSPS") and Broadridge Fixed Income Liquidity Solutions, LLC ("BFILS") contributed capital to the Parent effective April 30, 2020 as part of a planned restructuring (see Note 6). The Parent is owned by BSPS and BFILS. BSPS is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global fintech leader providing investor communications and technology-driven solutions to banks, broker-dealers, mutual funds and corporate issuers. The Company is headquartered in Edgewood, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation - The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As discussed in Notes 1 and 6, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related-party disclosures must be taken into consideration when reviewing the accompanying statement of financial condition, which was prepared on the basis that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

Use of Estimates - The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statement and accompanying notes thereto. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions and judgments that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates. The use of estimates in specific accounting policies is described further in the notes to the financial statement, as appropriate. Significant estimates include the Company's accounts receivable related to its mutual fund processing business and related administrative fee payable, and bonus accrual.

Cash and Cash Equivalents - Cash includes demand deposits held in banks. The Company has no restrictions on cash deposits. Cash equivalents include certain highly liquid investments with original maturities of 90 days or less. At June 30, 2020 the Company had no cash equivalents.

Cash Segregated Under Federal Regulations - At June 30, 2020 cash of $1,032 thousand and $206 thousand had been segregated in special reserve accounts for the exclusive benefit of customers and proprietary accounts of broker-dealers, respectively, exceeding actual requirements by $1,032 thousand and $206 thousand, respectively, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

Affiliate Transaction Balances and Settlement - The Company receives services from, and provides services to, various Broadridge business units for which the Company is charged or bills on a monthly basis and settles monthly. Such services are formalized under service level agreements which document specific service requirements and pricing. Several of the Company's obligations for settlement are facilitated by the Parent, even when the Company is performing work for other affiliates. As such, these are receivables from, and payables to Broadridge and are disclosed on a net basis in the statement of financial condition as Receivable from affiliate, net. The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisors to perform certain services that the Company is contractually obligated to perform for the mutual fund families. Payables related to such administrative fees are disclosed in the statement of financial condition as Administrative fees payable to an affiliate (see Note 6).

Allowance for Doubtful Accounts - The Company reviews its accounts receivable balances on a monthly basis. Aged receivables are identified and researched, and related clients are notified and requested to submit payment. The Company analyzes each open receivable specifically to determine whether there is risk of non-payment. The Company books allowances for those open receivables for which payment in full is not expected based on historical experience, current credit ratings and other factors. As of June 30, 2020, the Company had no allowance for doubtful accounts relating to its accounts receivable balances.

Deferred Client Conversion Costs - For the Company's operations outsourcing line of business, direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins.

Deferred Client Concessions - For the Company's operations outsourcing line of business, concessions granted as incentive for clients to enter into new or renewal contracts are generally deferred and recognized on a straight-line basis over the service term of the contract as a reduction to revenue, which commences after client acceptance and when the processing term begins.

Internal Use Software - Expenditures for software purchases, perpetual software licenses and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. During the year ended June 30, 2020, the Company capitalized $1,793 thousand related to internal use software projects. For software developed for internal use, the Company's accounting policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes payroll and payroll-related costs for employees who are directly associated with internal use software projects. The amount of capitalizable payroll costs with respect to these employees is limited to direct time spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities. The Company has reviewed its internal use software in accordance with Accounting Standards Codification ("ASC") Topic 360-10-35, *Impairment or Disposal of Long-Lived Assets*, and has determined that no impairment charge was required.

Fixed Assets, Net - Fixed assets, which are included in other assets, consist primarily of communication and data processing equipment and are stated at cost less accumulated amortization and depreciation. Depreciation is expensed over the estimated useful lives of the assets, which range from 3 to 7 years. The cost of maintenance and repairs is expensed as incurred.

Income Taxes **-** The Company is a Limited Liability Company (LLC) and a disregarded entity for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying statement of financial condition. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement.

Concentration of Risk **-** Five customers accounted for 21% of the Company's accounts receivable. The Company's largest single client accounted for 6% of its accounts receivable.

New Accounting Pronouncements **-** Effective July 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, *Leases*, as subsequently amended by ASU No. 2018-10, *Codification Improvements to Topic 842, Leases*, ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements*, and ASU No. 2018-20, *Leases (Topic 842): Narrow Scope Improvements for Lessors* (collectively referred to herein as "ASU No. 2016-02, as amended"). Under ASU No. 2016-02, as amended, all lease arrangements, with certain limited exceptions, exceeding a twelve month term must now be recognized as assets and liabilities on the balance sheet of the lessee by recording a right-of-use ("ROU") asset and corresponding lease obligation generally equal to the present value of the future lease payments over the lease term. ASU No. 2016-02, as amended, also contains certain additional qualitative and quantitative disclosures to supplement the amounts recorded in the financial statement so that users can understand more about the nature of an entity's leasing activities, including significant judgments and changes in judgments. ASU No. 2016-02, as amended, was effective for the Company fiscal year 2020 and could have been adopted using either a modified retrospective basis which required adjustment to all comparative periods presented in the financial statement, or by recognizing a cumulative-effect adjustment to the opening balance of member's equity at the date of initial application. The Company adopted ASU No. 2016-02, as amended. The Company elected the transition package of three practical expedients permitted under the transition guidance in ASU No. 2016-02, as amended, to not reassess prior conclusions related to whether (i) a contract contains a lease, (ii) the classification of an existing lease, and (iii) the accounting for initial direct costs. The Company also elected accounting policies to (i) not separate the non-lease components of a contract from the lease component to which they relate, and (ii) not recognize assets or liabilities for leases with a term of twelve months or less and no purchase option that the Company is reasonably certain of exercising.

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-13, *Financial Instruments - Credit Losses* ("ASU No. 2016-13"), which prescribes an impairment model for most financial instruments based on expected losses rather than incurred losses. Under this model, an estimate of expected credit losses over the contractual life of the instrument is to be recorded as of the end of a reporting period as an allowance to offset the amortized cost basis, resulting in a net presentation of the amount expected to be collected on the financial instrument. ASU No. 2016-13 is effective for the Company fiscal year 2021. For most instruments, the Company must apply the standard using a cumulative-effect adjustment to member's equity as of the beginning of the fiscal year of adoption. The pending adoption of this guidance is not expected to have a material impact on the Company's financial statement.

3. Revenue Recognition

ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU No. 2014-09"), outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. The core principle is that an entity recognizes revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company's revenues from clients are primarily generated from fees for providing technology-enabled services and solutions. Revenues are recognized for the Company's two lines of business as follows:

- ***Mutual Fund Processing*** **-** The Company performs broker-dealer functions that consist primarily of effecting and facilitating the unsolicited purchase and redemption of various mutual fund shares submitted by institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisers throughout the United States. The Company serves as the broker-dealer of record on the mutual fund accounts. Purchases and redemptions of mutual funds are processed through an affiliate, Matrix Trust Company ("Matrix Trust"), a trust member of the National Securities Clearing Corporation and settled in a bank account registered in the name of Matrix Trust. Mutual fund accounts are registered as Matrix Trust Company for the benefit of customers or in nominee name of financial institutions such as banks, third-party administrators, registered investment advisers, and broker-dealers.

- ***Operations Outsourcing*** **-** The Company also provides operations outsourcing solutions that allow a client to outsource certain middle and back-office administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their own securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

Contract balances

The following table provides information about contract assets and contract liabilities ($ in thousands):

	Opening Balance July 1, 2019	Closing Balance June 30, 2020
Contract assets	$ 247	$ 185
Contract liabilities	16,379	11,134

The Company's contract assets represent arrangements in which an estimate of variable consideration has been included in the transaction price and thereby recognized as revenue that precedes the contractual due date. Revenue is recognized when all material conditions for completion have been met and it is probable that a significant revenue reversal will not occur in a future period. Contract liabilities represent consideration received or receivable from clients before the transfer of control occurs (deferred revenue). Contract balances are reported in a net contract asset and liability position on a contract-by-contract basis at the end of each reporting period on the statement of financial condition under Other assets and Contract liabilities, respectively.

During the year ended June 30, 2020, contract liabilities decreased primarily due to the amortization of a client contract termination that was accounted for as a contract modification.

Contract Costs

For the Company's operations outsourcing line of business, direct costs that are incurred to set up a client are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins. The Company evaluates the carrying value of deferred client conversion and start-up costs for impairment on the basis of whether these costs are fully recoverable from the expected future undiscounted net operating cash flows of the client to which the deferred costs relate.

The Company defers incremental costs to obtain a client contract that it expects to recover, which consists of sales commissions incurred, only if the contract is executed. Deferred sales commission costs are amortized on a straight-line basis using a portfolio approach consistent with the pattern of transfer of the goods or services to which the asset relates, which also considers expected customer lives. As a practical expedient, the Company recognizes the sales commissions as an expense when incurred if the amortization period of the sales commission asset that the entity otherwise would have recognized is one year or less. The Company evaluates the carrying value of deferred sales commission costs for impairment on the basis of whether these costs are fully recoverable from the expected future undiscounted net operating cash flows of the portfolio of clients to which the deferred sales commission costs relate.

4. Other Assets

Other assets consists of the following as of June 30, 2020:

	June 30, 2020 (Dollars in thousands)
Deferred client conversion costs, net of accumulated amortization of $4,903	$ 6,700
Deferred client concession, net of accumulated amortization of $678	700
Fixed assets, net of accumulated depreciation of $487	85
Leasehold improvements, net of accumulated amortization of $24	19
Prepaid expenses	582
Deposit with clearing organization	500
Internal use software, net of accumulated amortization of $1,071	4,059
LTX® right-of-use software license (Note 6)	11,758
Deferred sales commissions, net of accumulated amortization of $51	66
Software licenses, net of accumulated amortization of $315	66
Total other assets	$ 24,535

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consists of the following as of June 30, 2020:

	June 30, 2020 (Dollars in thousands)
Accounts payable and accrued expenses	$ 2,030
Accrued bonus	2,903
Total accrued expenses and other liabilities	$ 4,933

6. Related Party Transactions

Software License Agreements - The Company is developing a new line of business, an interactive data and electronic system and communications platform for securities, derivatives and other

interests ("LTX®"). As part of Broadridge's planned LTX-related restructuring effective April 30, 2020, the Parent granted the Company a perpetual, exclusive, non-transferable, non-sublicensable, worldwide, irrevocable, royalty-free sublicense to certain intellectual property and technology (the LTX platform right-of-use software license), valued at $11,758 thousand, that was contributed by the Parent to the Company concurrent with a capital contribution by BSPS and BFILS to the Parent (see Note 1). The LTX platform right-of-use software license was licensed to the Parent by BFILS, and sublicensed by the Parent to the Company.

Administrative Fees Payable to an Affiliate - The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisers to perform certain services that the Company is contractually obligated to perform for the mutual fund families. The Company pays these fees related to its mutual fund processing business. As of June 30, 2020, the Company had a payable of $39,460 thousand related to such fees.

Receivable from Affiliates, net - Receivable from affiliates, net consists of the following at June 30, 2020:

	June 30, 2020 (Dollars in thousands)
Receivable from affiliate - mutual fund processing	$ 235
Payables to affiliate - payroll and accounts payable	$ (3,376)
Payables to affiliate - other services and allocations	(1,842)
Outsourcing receivables from affiliate	8,281
Receivable from affiliate, net - operations outsourcing	3,063
Total receivable from affiliates, net	$ 3,298

Receivable from affiliate - mutual fund processing - Consists of client fees that are remitted to an affiliated entity. Such fees are then remitted to the Company during the following month. These receivables are not settled net against the Company's administrative fees and operations outsourcing intercompany payables and do not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Payables to affiliate - payroll and accounts payable - Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments.

Payables to affiliate - other services and allocations - The Company receives services from other Broadridge wholly-owned entities primarily related to data processing, statements, customer statements and confirmation generation. The Company subsequently reimburses Broadridge for such services.

Outsourcing receivables from affiliate - Primarily represents outsourcing receivables that were collected by Broadridge on behalf of the Company and that will be remitted to the Company. These receivables are settled net against the Company's operations outsourcing intercompany payables and qualify for netting under the Company's intercompany netting agreement with Broadridge.

Payable to Foreign Affiliate - As of June 30, 2020, the Company had a $114 thousand payable to a foreign affiliate related to its operations outsourcing business that is not settled net against the

Company's operations outsourcing receivables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Payable to Affiliate - As of June 30, 2020, the Company had a $38 thousand payable to an affiliate related to payroll and accounts payable funded by Broadridge for its mutual fund processing business, that is not settled net against the Company's operations outsourcing receivables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

7. Commitments and Contingencies

Leases - The Company leases office equipment on a month-to-month basis.

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations or cash flows. As of June 30, 2020, there were no matters that the Company is aware of that would have a material impact on its financial statement.

Guarantees - The Company provides a guarantee to the Options Clearing Corporation ("OCC") as a managing clearing member. Under the standard OCC membership agreement, members are required to guarantee the performance of the other members. Under the agreement, if a member becomes unable to satisfy its obligations to the OCC, the other members would be required to meet any shortfalls. The Company's liability under this arrangement is not quantifiable as the information necessary to estimate the obligations of the other members, which could exceed $500 thousand of cash the Company has posted as collateral, is not available. However, the potential for the Company to be required to make payments under this arrangement is deemed remote by management. Accordingly, no contingent liability is carried in the statement of financial condition for this guarantee. Additionally, the OCC has established a Replenishment Plan for a one-time Operational Loss Fee to be charged in equal share to each clearing member, should OCC's equity capital fall below its annually determined target capital level of $247,000 thousand for 90 days or breach 90% of this target level (a "Trigger Event"). Should the Replenishment Plan be triggered, the OCC has determined that for 2019 it would need to raise up to a maximum amount of $116,000 thousand, which based on OCC's 105 clearing members, would result in a charge of up to $1,473 thousand to each clearing member, after the OCC first applies funds held in its Executive Deferred Compensation Plan in excess of amounts necessary to pay for benefits accrued and vested. Additionally, in the event an Operational Loss Fee is charged, once OCC's capital returns to the Early Warning Level of 110% of target capital, or $272 thousand, and OCC is in a position to return fees to clearing members, the Operational Loss Fee would be returned equally to each clearing member up to the amount of the Operational Loss Fee charged. The potential for the Company to be required to make payments under the OCC's Replenishment Plan is deemed remote by management. Accordingly, no contingent liability is carried in the statement of financial condition for this guarantee.

Covid-19 - In March 2020, the World Health Organization declared the outbreak of Covid-19 as a pandemic ("Covid-19"), which continues to spread throughout the world including the U.S., India, Canada, Europe and other locations where we operate. Developments have been occurring rapidly with respect to the spread of Covid-19 and its impact on human health and businesses. To date, the Covid-19 pandemic has negatively impacted the global economy, created significant financial market volatility, disrupted global supply chains, and resulted in a significant number of deaths and

infections worldwide. In response, several countries worldwide have enacted fiscal stimulus packages while central banks have increased monetary stimulus, both designed to help mitigate the negative macroeconomic effects of Covid-19. In addition, several national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance (i.e. social distancing) and in certain cases, have ordered businesses to close, limit operations or mandate that people stay at home.

To date, there has not been a material impact as a result of Covid-19 on our statement of financial condition. The Company continues to process above average equity and fixed income trades for our clients that operate in the financial services industry, many of whom themselves have experienced significant levels of trading activity from market volatility caused by the Covid-19 pandemic, and our mutual fund processing business remains strong. Further, we have not experienced any significant supply-chain issues as our critical vendors have also remained operational and continue to meet their on-going service level requirements. We continue to actively engage with our clients to assist with their service demands, including our clients' needs for any supplemental operational services and/or changes to existing service requirements in response to the Covid-19 pandemic.

Notwithstanding the foregoing, we are unable to precisely predict the impact that Covid-19 will have in the future due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, actions that may be taken by governmental authorities, the impact to the business of our clients, and the uncertainty of the extent to which the coronavirus pandemic and any resultant economic downturn impacts our business, operations, and financial results, which will depend on numerous evolving factors that are outside our control and which we may not be able to accurately predict, including the duration and scope of the pandemic and the governmental, business and individual actions taken in response to the pandemic and the impact of those actions on global economic activity. Given these uncertainties, Covid-19 could disrupt the business of certain of our clients, decrease our clients' demand for our services, impact our business operations and our ability to execute on our associated business strategies and initiatives, and adversely impact our results of operations and/or our financial condition in the future. We will continue to closely monitor and evaluate the nature and extent of the impact of Covid-19 to our business, results of operations, and financial condition.

8. Regulatory Requirements

Although the Company's FINRA membership agreement allows the Company to engage in clearing and the retailing of corporate securities in addition to mutual fund retailing on a wire order basis, the Company does not clear customer transactions, process any retail business or carry customer accounts, and the Company claims exemption from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. At June 30, 2020 the Company's required minimum net capital was $250 thousand. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. As of June 30, 2020, the Company had net capital of $15,691 thousand, which exceeded the minimum requirement by $15,441 thousand.

In addition, the Company, as a 'Managing Clearing Member' of the Options Clearing Corporation ("OCC"), is subject to OCC Rule 309(b) in connection with its operations outsourcing services that are provided to other OCC 'Managed Clearing Member' broker-dealers, which required the Company to maintain minimum net capital of $6,400 thousand as of June 30, 2020. As of June 30, 2020, the Company's net capital exceeded the OCC minimum requirement by $9,291 thousand.

9. Subsequent Events

The Company has reviewed events that have occurred after June 30, 2020 through the date the financial statement was issued. The Company issued a dividend of $900 thousand to the Parent on July 1, 2020 which, under the direction of the Parent, was paid directly to Broadridge. Other than this dividend, the Company had no subsequent events requiring adjustment or disclosure.

* * * * * *